ChoiceOne Financial Services, Inc.
109 East Division

Sparta, Michigan 49345
(616) 887-7366

June 15, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aisha Adegbuyi

Re:	ChoiceOne Financial Services, Inc. (the "Registrant") Registration Statement on Form S-3 (File No. 333-296152)

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 10:00 a.m., Washington, D.C. time, on June 18, 2026, or as soon thereafter as reasonably practicable.

Very truly yours,

CHOICEONE FINANCIAL SERVICES, INC.

By	/s/ Kelly J. Potes
Kelly J. Potes Chief Executive Officer